UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


SUBMITTED HEREWITH
Exhibit
99.1	Notice of Change of Auditor dated September 20, 2007
99.2	Letter from Former Auditor dated September 20, 2007
99.3	Letter from Successor Auditor dated October 10, 2007


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: October 18, 2007

/s/ Roger A. Rached

_____________________________
ROGER A. RACHED

President and Chief Executive Officer


INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

NOTICE OF CHANGE OF AUDITOR

TO: BDO Dunwoody LLP, Chartered Accountants

AND TO: Dale Matheson Carr-Hilton LaBonte, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of International Hi-Tech Industries Inc. (the "Company"), the directors of the Company resolved on September 20th, 2007 that:

1. The resignation of BDO Dunwoody LLP, Chartered Accountants, effective September 20th, 2007, as auditor of the Company be accepted, and

2. Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, be appointed as auditor of the Company to be effective September 20th, 2007, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Instrument 51-102 ("NI 51-102") we confirm that:

(a) BDO Dunwoody LLP, Chartered Accountants, was asked to resign as auditor of the Company to facilitate the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of Vancouver, British Columbia;

(b) BDO Dunwoody LLP, Chartered Accountants, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which BDO Dunwoody LLP issued an audit report in respect of the Company and the date of this Notice;

(c) the resignation of BDO Dunwoody LLP and appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditor of the Company were considered and approved by the Audit Committee and the directors of the Company;

(d) in the opinion of the directors of the Company, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which BDO Dunwoody LLP issued an audit report in respect of the Company and the date of this Notice; and

(e) the Notice and Auditors' Letters have been reviewed by the Audit Committee of the Company.

Dated as of September 20th, 2007.

INTERNATIONAL HI-TECH INDUSTRIES INC.

By: /s/ Roger A. Rached
Roger A. Rached
President and Chief Executive Officer


BDO Dunwoody LLP
Chartered Accountants and Advisors
600 Cathedral Place
925 West Georgia Street
Vancouver, B.C.
V6C 3L2

Direct Line: (604) 443-4706
E-mail: ddejersey@bdo.ca
05-15750

September 20, 2007

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Financial Reporting

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4
Attention: Executive Director

Dear Sirs:

Re: Change of Auditor of International Hi-Tech Industries Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated September 20, 2007 given by the Company to ourselves and Dale Matheson Carr-Hilton Labonte, Chartered Accountants, based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

/s/ BDO Dunwoody LLP

Chartered Accountants

DdJ/sh


Dale Matheson Carr-Hilton Labonte LLP
Chartered Accountants
Suite 1500 - 1140 West Pender Street
Vancouver, B.C.
V6E 461

October 10, 2007

British Columbia Securities Commission
PO Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, Alberta
T2P 3C4

Dear Sirs:

Re International Hi-Tech Industries Inc.
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated September 20, 2007, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
"DMCL" CHARTERED ACCOUNTANTS
Per: Barry S. Hartley, C.A. Partner
(Incorporated Professional: Barry S. Hartley, Inc.)

cc: TSX Venture Exchange